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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 13E-4/A

                               (AMENDMENT NO. 2)
                                ---------------

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            ------------------------

                               STOLT-NIELSEN S.A.
                (Name of the Issuer and Person Filing Statement)

                         ------------------------------

                          COMMON SHARES, NO PAR VALUE
                       OPTIONS TO PURCHASE COMMON SHARES
                         (Title of Class of Securities)

                                   L88742108

                     (CUSIP Number of Class of Securities)

                         ------------------------------

                              ALAN B. WINSOR, ESQ.
                               STOLT-NIELSEN INC.
                            EIGHT SOUND SHORE DRIVE
                              GREENWICH, CT 06836
                                 (203) 625-3667
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                         ------------------------------

                                    COPY TO:

                              GREGORY PRYOR, ESQ.
                                WHITE & CASE LLP
                          1155 AVENUE OF THE AMERICAS
                               NEW YORK, NY 10036
                                 (212) 819-8200

                            ------------------------

                                JANUARY 21, 2000
     (Date Tender Offer First Published, Sent or Given to Security Holders)

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                                  INTRODUCTION

    This Amendment No. 2 amends and supplements the Rule 13e-4 Issuer Tender Offer Statement filed on January 21, 2000 (as amended and supplemented, the "Schedule 13E-4") relating to an offer by Stolt-Nielsen S.A., a company organized under the laws of Luxembourg (the "Company"), to exchange one Class B Share, no par value (together, the "Class B Shares"), for each outstanding Common Share, no par value (together, the "Common Shares"), and one option to purchase one Class B Share (together, the "Class B Options") for each outstanding option to purchase one Common Share (together, the "Common Options"). This offer is being made on the terms and conditions set forth in the Offering Circular dated January 21, 2000 (the "Offering Circular") and the related Letter of Transmittal (which, as they may be amended or supplemented from time to time, together constitute the "Exchange Offer"). Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Offering Circular.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Item 2(a) is hereby amended to add at the end thereof the following:

    The first paragraph under "The Exchange Offer--Fees and Expenses" in the Offering Circular is hereby amended to add at the end thereof the following:

    "Each tendering holder of Common Shares will be responsible for the payment of any fees or commissions charged by such holder's broker for assisting in the exchange of such holder's Common Shares or any fees charged by a custodian or other trustee of any Individual Retirement Account that is the record owner of such holder's Common Shares."

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILILATE.

    Item 3 is hereby amended to add at the end thereof the following:

    The first sentence of the third paragraph under "Special Factors Related to the Exchange Offer--Background and Purpose of the Exchange Offer" is hereby amended and restated to read as follows:

    "The Company believes that the Exchange Offer will result in improved market liquidity of the Class B Shares, to the extent it results in a greater absolute number and a greater percentage of Class B Shares held by investors who are not affiliated with the Company. This larger 'public float' should enlarge the pool of potential buyers and sellers of Class B Shares, thereby improving the liquidity of the Class B Shares."

    The last sentence of the seventh paragraph under the caption "Important" on page (iv) of the Offering Circular is hereby amended and restated in its entirety to read as follows:

    "The option exercise price, exercise period and terms and conditions of exercise and all other terms of the new Class B Options will be identical to such terms of the Common Options exchanged, except that Class B Options received in exchange for Common Options intended to qualify as 'incentive stock options' may not qualify as 'incentive stock options' for U.S. Federal income tax purposes."

    The sixth paragraph under "Certain U.S. Federal and Non-U.S. Income Tax Considerations--U.S. Federal Income Tax Considerations" in the Offering Circular is hereby amended and restated in its entirety to read as follows:

    "If a holder of Common Options that are intended to qualify as 'incentive stock options' elects to exchange such Common Options for Class B Options in accordance with the Exchange Offer, the Class B Options received may not qualify as 'incentive stock options.' If a holder of Common Options that are intended to qualify as 'incentive stock options' elects not to exchange such Common Options for Class B Options in accordance with the Exchange Offer, such Common Options retained may cease to qualify as 'incentive stock options' after the Exchange Offer is made to holders of Common Options. The exercise of any such retained Common Option or new Class B Option that does not qualify as an "incentive stock option" for U.S. Federal income tax
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    purposes will generally result in immediate recognition of ordinary income by the holder of such Common Option or Class B Option in the amount by which the fair market value of the Common Shares or Class B Shares, as the case may be, purchased, on the date of such exercise, exceeds the aggregate option price paid. Any appreciation or depreciation in the fair market value of such shares after the date of such exercise will generally result in a capital gain or loss to the holder at the time he or she disposes of such shares."

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

    The line item with respect to the ownership of securities of the Company by NYK in the table under "Special Factors Related to the Exchange Offer--Interest of Certain Persons in Securities of the Company; Contracts, Arrangements or Understandings With Respect to Securities of the Company" in the Offering Circular is hereby amended and restated as follows:

                                                    COMMON SHARES          CLASS B SHARES
                                                 --------------------   --------------------
                                                   OWNED     OPTIONS      OWNED     OPTIONS
                                                 ---------   --------   ---------   --------
Nippon Yusen Kaisha, Ltd.......................  3,000,000      --      2,500,000      --

ITEM 8. ADDITIONAL INFORMATION.

    Item 8 is hereby amended to add at the end thereof the following:

    The first paragraph on the cover page of the Offering Circular is hereby amended and restated in its entirety to read as follows:

    "Stolt-Nielsen S.A., a company organized under the laws of Luxembourg (the 'Company'), hereby offers, on the terms and subject to the conditions set forth in this Offering Circular and the related Letter of Transmittal (which together constitute the 'Exchange Offer'), to exchange one Class B Share, no par value (together, the 'Class B Shares'), for each outstanding Common Share, no par value (together, the 'Common Shares'). The Company is also offering to holders of options to purchase Common Shares ('Common Options') the opportunity to elect to receive immediately following exercise a Class B Share in exchange for each Common Share issuable upon the exercise of such Common Option. For ease of reference in this Offering Circular, if a holder of Common Options so elects, such holder's Common Options will be referred to as 'options to purchase Class B Shares' or 'Class B Options.' Additionally, references to the 'exchange' of Common Options for Class B Options shall mean the making of such election. As of January 14, 2000, there were 29,364,183 Common Shares outstanding and 25,211,919 Class B Shares outstanding, and 1,367,125 Common Options outstanding and 1,424,532 options exercisable for Class B Shares ('Class B Options') outstanding."

    All references to the "sole discretion" of the Company contained in the third paragraph under "The Exchange Offer--Terms of the Exchange Offer" and in the section entitled "The Exchange Offer--Extension of Tender Period; Termination; Amendments" are hereby amended and restated to refer to the "reasonable discretion" of the Company.

    The eighth paragraph under "The Exchange Offer--Terms of the Offer" in the Offering Circular is hereby amended and restated in its entirety to read as follows:

    "Tendering holders of Common Shares will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Common Shares pursuant to the Exchange Offer. Each tendering holder of Common Shares will be responsible for the payment of any fees or commissions charged by such holder's broker for assisting in the exchange of such holder's Common Shares or any fees charged by a custodian or other trustee of any Individual Retirement Account that is the record owner of such

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    holder's Common Shares. The Company will pay all other charges and expenses, other than certain applicable taxes, in connection with the Exchange Offer. See '--Fees and Expenses.' "

    The last sentence under "Summary of the Exchange Offer--Procedures for Exchanging Common Options" and the last sentence of the first paragraph under "The Exchange Offer--Procedure for Exchanging Common Options--Proper Tender of Common Options" in the Offering Circular is hereby amended and restated in its entirety to read as follows:

    "The option exercise price, exercise period and terms and conditions of exercise and all other terms of the new Class B Options will be the same as those of the Common Options exchanged, except that Class B Options received in exchange for Common Options intended to qualify as 'incentive stock options' may not qualify as 'incentive stock options' for U.S. Federal income tax purposes. Upon the exercise of such a Class B Option, a Common Share will be issued to the option holder. Immediately thereafter, such Common Share will be canceled by the transfer agent, and a Class B Share will be issued in exchange therefor. By executing and properly tendering a Notice of Election, a Common Option holder will have irrevocably elected to exchange each Common Share issuable upon any exercise of such holder's Class B Options for a Class B Share in the manner described in the preceding sentence."

    The last sentence of the first paragraph under "The Exchange
Offer--Acceptance of Common Options for Exchange; Delivery of Class B Options" in the Offering Circular is hereby amended and restated in its entirety to read as follows:

    "The option exercise price, exercise period and terms and conditions of exercise and all other terms of the new Class B Options will be the same as those of the Common Options exchanged, except that Class B Options received in exchange for Common Options intended to qualify as 'incentive stock options' may not qualify as 'incentive stock options' for U.S. Federal income tax purposes."

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    Item 9 is hereby amended to add the following exhibit:

    EXHIBIT
     NUMBER                                   DESCRIPTION
----------------      ------------------------------------------------------------
Exhibit (a)(14)       Form of letter, dated February 11, 2000, to holders of
                      options to purchase Common Shares.

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2000                       STOLT-NIELSEN S.A.

                                               By: /s/ JAN CHR. ENGELHARDTSEN
                                               -------------------------------------------
                                                  Name: Jan Chr. Engelhardtsen
                                                  Title:  Chief Financial Officer

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                                 EXHIBIT INDEX

    EXHIBIT
    NUMBER                                   DESCRIPTION
---------------      ------------------------------------------------------------
Exhibit (a)(14)      Form of letter, dated February 11, 2000, to holders of
                     options to purchase Common Shares.

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